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                              SAP AG
                              Neurottstrasse 16
                              D-69190 Walldorf
                              Germany

                              Corporate Communications
                              Phone +49 (06227) 7-46311
                              Fax +49 (06227) 7-46331
                              www.sap.com
PRESS INFORMATION             E-Mail: press@sap.com        [SAP LOGO]


FOR IMMEDIATE RELEASE

                               Contact:    Stefan Gruber
                                           SAP AG
                                           +49-6227-7-61135
                                             -or-
                                           David Lowy
                                           Taylor Rafferty Associates
                                           +1-212-889-4350

SAP ANNUAL GENERAL MEETING APPROVES STOCK SPLIT

WALLDORF/MANNHEIM, GERMANY -- MAY 5, 2000 -- SAP AG (NYSE: SAP), the leading provider of inter-enterprise solutions, today held its annual general meeting in Mannheim, Germany. At the meeting, all of the items proposed by the Supervisory Board and the Executive Board, including a 3-for-1 stock split, were approved by more than 94% of the represented voting capital. In addition to the stock split, shareholders approved the following proposals:

- Authorization for an increase of subscribed capital not to exceed Euro 25 million;

-    Payment of dividends in the amount of Euro 1.57 per ordinary share and Euro
     1.60 per preference share.

Henning Kagermann, Co-Chairman and CEO of SAP AG commented, "We are happy that the stock split was approved and that it will make SAP shares more affordable to a wider audience in the capital markets, especially to retail investors."

The authorization for a capital increase allows SAP to raise additional subscribed capital in an amount up to Euro 25 million until May 1, 2005 by issuing additional preference shares in return for contributions in cash or in kind. Contributions in kind allow for the acquisition of businesses or equity participations in return for shares. The proposed authorization should provide flexibility to the SAP Board to react quickly to proposed strategic options related to the Company's vision and long-term growth strategy.



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Any statements contained in this documents that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "intend," "may," "will," "expect," and "project" and similar expressions as they relate to the Company are intended to identify such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 1999 filed with the SEC on April 7, 2000. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

SAP AG preference and common shares are listed on the Frankfurt Stock Exchange as well as a number of other exchanges. In the US, SAP's American Depositary Receipts (ADRs), each worth one-twelfth of a preference share, trade on the New York Stock Exchange under the symbol `SAP'. SAP is a component of the DAX, the index of 30 German blue chip companies.

Information on the SAP AG preference shares is available on Bloomberg under the symbol SAP3 GR, on Reuters under SAPG_p.F or DE and on Quotron under SAGVD.EU. Information on the SAP common shares is available on Bloomberg under the symbol SAP GR, on Reuters under SAPG.F and on Quotron under SAGR.EU. Additional information is available on SAP AG's home page: http://www.sap.com.

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